SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 1)

LOOKSMART, LTD.
(Name of Subject Company [Issuer])

PEEK Investments LLC	Platinum Partners Value Arbitrage Fund L.P.
[Offeror - Purchaser]	[Deemed Offeror - Prospective Investor]

Snowy August Fund I LP	Platinum Management (NY) LLC
[Deemed Offeror - Prospective Investor]	[Deemed Offeror - Sponsor]

Snowy August Management LLC	Mark Nordlicht
[Deemed Offeror - Manager and Sponsor]	[Deemed Offeror - Principal of Platinum Parties]

Michael Onghai	Uri Landesman
[Deemed Offeror - Principal of Snowy August Parties]	[Deemed Offeror - Principal of Platinum Parties]
(Names of Filing Persons)
[Status - Relationship to Purchaser]

Common Stock
(Title of Class of Securities)

543442503
(CUSIP Number of Class of Securities)

On behalf of each direct above-named Filing Person:	On behalf of each direct above-named Filing Person:

c/o Snowy August Management LLC	and	c/o Platinum Management (NY) LLC
122 West 26th Street, 5th Floor	152 West 57th Street, 4th Floor
New York, New York 10001	New York, New York 10019
(917) 397-7234	(212) 582-2222
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with copies to:

Fletcher Clark Johnston, Esq.
Securities Law Adviser Group
100 Crescent Court, Suite 700
Dallas, Texas 75201
(214) 808-3264

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$16,293,925	$1,867.28

	*	Estimated solely for purposes of calculating the filing fee and determined based on information in the Issuer's filings with the Commission, assuming the purchase of 16,293,925 shares of common stock, $0.001 par value per share, of the Issuer for $1.00 per share, net to the seller in cash, without interest or any withholding tax deduction, including: (a)(i) 17,293,237 shares (reported in the Definitive Proxy Statement filed June 4, 2012 by the Issuer with the Commission to be) outstanding as of May 16, 2012 less (ii) 2,591,312 shares owned by the Filing Persons and their affiliates as of July 16, 2012; and (b) 1,592,000 shares (reported in the Form 10-Q filed May 4, 2012 by the Issuer with the Commission to be) issuable pursuant to options outstanding and exercisable (whether or not in-the-money) as of March 31, 2012.

	**	Calculated pursuant to Rule 0-11, Section 14(g) of the Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for Fiscal Year 2012 issued September 29, 2011 by the Commission, as applicable, at a fee rate of $114.60 per million dollars of the aggregate amount of cash or value of securities or other property proposed to be offered, reduced in an amount equal to any fee previously paid in connection with or otherwise with respect to the proposed transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

		Amount Previously Paid:	$1,867.28
		Form or Registration No.:	Schedule TO (File No. 005-56707)
		Filing Party(ies):	PEEK Investments LLC; Snowy August Fund I LP; Snowy August Management LLC; Michael Onghai; Platinum Partners Value Arbitrage Fund L.P.; Platinum Management (NY) LLC; Mark Nordlicht; and Uri Landesman
		Date Filed:	July 20, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

	☒	third-party tender offer subject to Rule 14d-l .
	☐	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Tender Offer Statement on Schedule TO - August 13, 2012

Introduction

This Amendment No. 1 is jointly filed by and on behalf of the following persons: (a) PEEK Investments LLC, a Delaware limited liability company ("Purchaser"); (b) Snowy August Fund I LP, a Delaware limited partnership; (c) Snowy August Management LLC, a Delaware limited liability company; (d) Michael Onghai, a United States citizen; (e) Platinum Partners Value Arbitrage Fund L.P., a Cayman Islands exempted limited partnership; (f) Platinum Management (NY) LLC, a Delaware limited liability company; (g) Mark Nordlicht, a United States citizen; and (h) Uri Landesman, a United States citizen, in each case, to reflect changes to or in the information in the Schedule TO ("Initial Schedule TO") and other related tender offer materials filed July 20, 2012 by the filing persons with the Commission (collectively, "Initial Tender Offer Materials") or include additional tender offer material as an exhibit to, or otherwise amend or supplement, the Initial Tender Offer Materials (as amended or supplemented hereby, this "Schedule TO" and "Tender Offer Materials," as applicable).

Each capitalized and other term used and not otherwise defined in this Amendment shall have the meaning assigned to such term in the Initial Tender Offer Materials. Except as otherwise provided hereby, the Initial Tender Offer Materials remain unchanged.

This Schedule TO relates to the third-party tender offer by Purchaser to purchase all outstanding shares of common stock, $0.001 par value per share, of LOOKSMART, LTD., a Delaware corporation ("LookSmart" or the "Company"), for $1.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 16, 2012, a copy of which is filed as Exhibit (a)(1)(i) hereto, and the Letter of Transmittal, a copy of the form of which is filed as Exhibit (a)(1)(ii) hereto (which, collectively, as amended or supplemented, constitute the "Offer").

Although the Offer is being made by Purchaser, this Statement is jointly filed by and on behalf the other filing persons together with Purchaser and the other filing persons are named herein as bidders and offerors for all purposes of the Offer.

The information in the Offer to Purchase and related Letter of Transmittal (in each case, including each schedule and other attachment thereto) is hereby incorporated herein by reference in response to Item 1 through Item 9 (inclusive) and Item 11 herein and supplemented by the information provided (or specifically incorporated herein by reference) under each such item number and heading herein, as applicable.

Each bullet point caption herein cross-references information under a corresponding caption in the Offer to Purchase and such information is hereby specifically incorporated herein by reference under each item number and heading applicable to such bullet point caption.

Amendments and Supplements to Schedule TO

Item 12. Exhibits.

Item 12 of the Initial Schedule TO is hereby amended and restated in its entirety as follows:

"The information in the Exhibit Index hereto is hereby incorporated herein by reference."

Tender Offer Statement on Schedule TO - August 13, 2012

Amendments and Supplements to Offer to Purchase

The Offer to Purchase is hereby amended and supplemented as follows:

"On August 13, 2012, Purchaser issued a press release, which generally provided as follows:

PEEK Investments LLC today announced that, as requested by a number of shareholders of LookSmart, Ltd. (Nasdaq: LOOK) and after discussions with the Lead Independent Director of LookSmart, PEEK has extended its third-party tender offer to purchase all of the outstanding shares of common stock of LookSmart for $1.00 per share in cash. As extended, the tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on August 24, 2012. The tender offer was previously scheduled to expire at 12:00 midnight, New York City time, on August 10, 2012.

On August 10, 2012, the depositary for the tender offer indicated to PEEK that approximately 4,973,008 shares had been deposited as of the close of business on August 10, 2012, which, together with the shares owned by PEEK and its affiliates, represents 43.7% of the shares outstanding. In addition, based on representations from a number of shareholders who requested that PEEK extend the tender offer for them to ensure their shares would be tendered on a timely basis, PEEK expects at least 1,289,716 additional shares to be deposited prior to the expiration of the tender offer, which, together with the shares already deposited and the shares owned by PEEK and its affiliates, would represent 51.2% of the shares outstanding. PEEK intends to notify shareholders promptly after there is validly tendered and not withdrawn at least the number of shares which, together with the shares then owned by PEEK and its affiliates, represents a majority of the shares then outstanding.

On August 10, 2012, Michael Onghai, President of PEEK, called Mark Sanders, the Lead Independent Director of LookSmart, to inform Mr. Sanders that PEEK expected the "Minimum Tender Condition" of the tender offer to be satisfied. Although Mr. Sanders was not able to coordinate a return call on August 10, 2012, Mr. Sanders emailed Mr. Onghai later on August 10, 2012 to invite Mr. Onghai to submit a proposal to LookSmart's full board of directors indicating how the board's acceptance of the proposal would impact the pending tender offer. PEEK plans to accept the invitation from Mr. Sanders and submit a proposal to LookSmart's board by 5:00 P.M. (PT) today, August 13, 2012. Mr. Sanders has insured that the board will make time to discuss the proposal during a regularly scheduled meeting on August 14, 2012.

PEEK issued the following statement on behalf of Mr. Onghai: "We continue to believe that the tender offer benefits LookSmart and creates value for all shareholders, including all of the shareholders that elect to participate by tendering shares in the offer and any shareholders that choose not to participate in the offer. We look forward to working directly with LookSmart's independent directors to consummate the tender offer as soon as possible.

A copy of the press release is attached hereto as Exhibit (a)(5)(ii) and incorporated herein by reference."

Remainder of Page Intentionally Left Blank. Signature Page(s) to Follow.

Tender Offer Statement on Schedule TO - August 13, 2012

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PEEK Investments LLC

Date: August 13, 2012	By: /s/ Michael Onghai
Name: Michael Onghai
Title: President

Snowy August Fund I LP

Date: August 13, 2012	By: /s/ Michael Onghai
Name: Michael Onghai
Title: President

Snowy August Management LLC

Date: August 13, 2012	By: /s/ Michael Onghai
Name: Michael Onghai
Title: President

Michael Onghai

Date: August 13, 2012	By: /s/ Michael Onghai
Name: Michael Onghai

Platinum Partners Value Arbitrage Fund L.P.

Date: August 13, 2012	By: /s/ Oliver Jimenez
Name: Oliver Jimenez
Title: Chief Compliance Officer

Platinum Management (NY) LLC

Date: August 13, 2012	By: /s/ Oliver Jimenez
Name: Oliver Jimenez
Title: Chief Compliance Officer

Mark Nordlicht

Date: August 13, 2012	By: /s/ Mark Nordlicht
Name: Mark Nordlicht

Uri Landesman

Date: August 13, 2012	By: /s/ Uri Landesman
Name: Uri Landesman

Remainder of Page Intentionally Left Blank. Exhibit Index to Follow.

Exhibit Index

Reference	Description
(a)(1)(i)	Offer to Purchase dated July 16, 2012 (1)(2)
(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number) (1)(3)
(a)(1)(iii)	Form of Notice of Guaranteed Delivery (1)(4)
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Banks, Trust Companies, and other Nominees (1)(5)
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies, and other Nominees (1)(6)
(a)(1)(vi)	Form of Summary Advertisement dated July 16, 2012 (1)(7)
(a)(5)(i)	Press Release issued June 29, 2012 by PEEK Investments LLC (1)(8)
(a)(5)(ii)	Press Release issued August 13, 2012 by PEEK Investments LLC
(b)	Not Applicable
(d)(i)	Sponsorship Agreement dated July 16, 2012 among PEEK Investments LLC and each other party thereto (1)(9)
(d)(ii)	Equity Commitment Letter dated July 16, 2012 of Platinum Partners Value Arbitrage Fund L.P. (1)(10)
(d)(iii)	Equity Commitment Letter dated July 16, 2012 of Snowy August Fund I LP (1)(11)
(g)	Not Applicable
(h)	Not Applicable

(1)	Incorporated herein by reference to:
(2)	Exhibit (a)(1)(i) to the Schedule TO filed July 20, 2012 by the Filing Persons with the SEC.
(3)	Exhibit (a)(1)(ii) to the Schedule TO filed July 20, 2012 by the Filing Persons with the SEC.
(4)	Exhibit (a)(1)(iii) to the Schedule TO filed July 20, 2012 by the Filing Persons with the SEC.
(5)	Exhibit (a)(1)(iv) to the Schedule TO filed July 20, 2012 by the Filing Persons with the SEC.
(6)	Exhibit (a)(1)(v) to the Schedule TO filed July 20, 2012 by the Filing Persons with the SEC.
(7)	Exhibit (a)(1)(vi) to the Schedule TO filed July 20, 2012 by the Filing Persons with the SEC.
(8)	Exhibit (a)(5)(i) to the Schedule TO filed June 29, 2012 by the Filing Persons with the SEC.
(9)	Exhibit (d)(i) to the Schedule TO filed July 20, 2012 by the Filing Persons with the SEC.
(10)	Exhibit (d)(ii) to the Schedule TO filed July 20, 2012 by the Filing Persons with the SEC.
(11)	Exhibit (d)(iii) to the Schedule TO filed July 20, 2012 by the Filing Persons with the SEC.

Remainder of Page Intentionally Left Blank.